EXHIBIT 12.1

LIFEPOINT HOSPITALS, INC.

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Year Ended December 31,
	2002	2003	2004	2005	2006

EARNINGS
Income from continuing operations before minority interests and income taxes	$76.5	$115.4	$142.2	$137.9	$236.1
Fixed charges, exclusive of capitalized interest	18.3	17.2	17.2	71.7	119.3

TOTAL EARNINGS	$94.8	$132.6	$159.4	$209.6	$355.4

FIXED CHARGES
Interest charged to expense(a)	$15.8	$14.4	$14.0	$65.6	$111.0
Interest portion of rental expense	2.5	2.8	3.2	6.1	8.3

Fixed charges, exclusive of capitalized interest	18.3	17.2	17.2	71.7	119.3
Capitalized interest	0.8	0.8	1.1	3.0	1.2

TOTAL FIXED CHARGES	$19.1	$18.0	$18.3	$74.7	$120.5

RATIO OF EARNINGS TO FIXED CHARGES	4.96	7.37	8.71	2.81	2.95

(a)	excluding interest income